Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

July 5, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, DC  20549

Attention:

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Jason Niethamer, Accounting Reviewer

Catherine Brown, Staff Attorney

Re:

Fresh Harvest Products, Inc.
Form 10-K/A for the Fiscal Year Ended October 31, 2010
Filed May 25, 2011
File No. 000-51390

Ladies and Gentlemen:

Fresh Harvest Products, Inc. (the “Company”) confirms receipt of the letter dated June 14, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing Amendment No. 2 to its Annual Report on Form 10-K/A (the “Amended 10-K”) with this response letter.

Form 10-K/A for the Fiscal Year Ended October 31, 2010

General

Comment #1:

To the extent comments below also apply to your preliminary proxy statement on Schedule 14A that we are concurrently reviewing, please revise your preliminary proxy statement accordingly.

Response:

In accordance with the Staff’s comment, the Company intends to revise its preliminary proxy statement on Schedule 14A.

Item 1A. Risk Factors, page 9

We have not yet completed our merger with New York FHP, page 11

Comment #2:

We reviewed the changes in this risk factor and throughout your filing in response to comment four in our letter dated April 7, 2011 related to your preliminary proxy statement and re-issue this comment. We note that your revised disclosure states the “[b]efore the Company can complete the Merger, the parties to the Merger must take certain steps, including, the payment of all taxes owed by New York FHP to the State of New York.” As previously requested, please revise to disclose each step required to complete the merger. In addition, please revise to disclose with more specificity the impact on the company and your shareholders if these steps are not completed and the merger is not completed.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see pages 5, 12, 18 and 33 of the Amended 10-K.

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 17

Comment #3:

We note your response to comments four and five in our letter dated April 7, 2011. Where you make changes in the line items of your financial statement, please update your discussion and analysis to reflect these changes.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 19 of the Amended 10-K.

Item 8. Financial Statements and Supplementary Data, page 26

Comment #4:

Given your decision to amend your Form 10-K, we note the adjustments made to various line items on the face of your Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the years ended October 31, 2010 and 2009. We further note your disclosure on page two as a reclassification of certain items. Please note that these changes would appear to be as a result of an error in previously issued financial statements based on the Master Glossary of the FASB Codification. In this regard, an error in previously issued financial statements is defined as “an error in... disclosure in financial statements resulting from... mistakes in the application of generally accepted accounting principles (GAAP).” Please amend your filing to ensure compliance with the disclosure requirements of ASC 250-10-50-7. Alternatively, please provide substantive evidence why the adjustments are not considered an error in previously issued financial statements.

Response:

The Company considered whether any of the changes that were made to the Company’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended October 31, 2010 (“10-K/A Amendment No. 1”) consisted of the following as defined (the “ASC 250 Definition”) in ASC 250; 1) Change in Accounting Principle, 2) Change in Accounting Estimate, 3) Change in Reporting Entity, or 4) Correction of a Prior-Period Error.

The Company further considered its compliance with ASC 250-10-50-7 as it relates to changes in previously reported stockholders’ equity.

The Company does not consider the changes that consisted of reclassifications within similar categories and additional clarity in the disclosures that were made to the 10-K/A Amendment No. 1 to fall within the ASC 250 Definition.

In addition, the Company does not consider any of the changes to be within the ASC 250 Definition, because the changes made do not affect the Company’s previously reported net loss, earnings per share, total assets nor deficiency in assets (stockholders’ equity).

Comment #5:

Please note that if you restate your financial statements as a result of an error in previously issued financial statement, you are required to file a Form 8-K pursuant to Item 4.02.

Response:

The Company respectfully directs the Staff to the Company’s response to Comment #4.  As a result, the Company does not believe that it is required to file a Current Report on Form 8-K pursuant to Item 4.02 in connection to the Staff’s comment.

Notes To Consolidated Financial Statements

Note 1. General Organization and Business, page 32

Material Agreement, page 32

Comment #6:

Please tell us how your purchase price allocation on page 34 complies with the guidance in ASC 805. In this regard, it is our understanding from various disclosures in your filing that the total consideration paid for Take and Bake, Inc. on March 2, 2010 was $1,058,000, which consists of; (1) 15,000,000 shares of restricted common stock that was valued at $450,000; (2) $108,000 that was payable over 60 months; and (3) $500,000 that was negotiated contemporaneously through the Asset Acquisition Memorandum. If our understanding is correct, please reconcile this purchase price with that provided for on page 34 of your Form 10-K/A filed on May 25, 2011.

Response:

The Company has considered the guidance in ASC 805 and in response has included an amended purchase price allocation in the Amended 10-K on pages 2, 23 and 35 of the Amended 10-K.  The Note Payable to Rose & Shore, Inc. was the note that was assumed by the Company in its March 2, 2010 transaction (the “Take and Bake Transaction”) with Take and Bake, Inc. (“Take and Bake”) and netted against the previously reported Identifiable Assets as opposed to being part of the consideration paid in the Take and Bake Transaction.  The previously reported Goodwill has not been changed.  See the Company’s response to Comment #9 as to why the $500,000 investment commitment does not constitute consideration paid in the Take and Bake Transaction.

Note 2. Summary of Significant Accounting Policies, page 35

Impairment of Goodwill, page 37

Comment #7:

We note your response to comment seven in our letter dated April 7, 2011. As previously requested, please tell us in which prior reporting period you initially recorded the goodwill. In this regard, it remains unclear how your recorded a goodwill impairment for an amount that was not previously included in the consolidated financial statements. Further, revise the line item on your Consolidated Statements of Operations to indicate that your goodwill was impaired and not amortized.

Response:

The Company respectfully advises the Staff that shortly after the closing of the Take and Bake Transaction, the Company determined that the full amount of the goodwill in the transaction was impaired and recorded it as such.

In accordance with the Staff’s comment, the Company substituted the wording impairment of goodwill for amortization of goodwill in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows contained in the Amended 10-K.  The amount of this expense did not change.

Note 10. Commitments and Contingencies, page 44

Comment #8:

We note your response to comment eight in our letter dated April 7, 2011 and your reliance on ASC 440 for presenting the $450,000 in unpaid consideration in the form of 15,000,000 shares of Company stock as a contingency. We further note your disclosure that there are not sufficient authorized shares to issue the 15,000,000 shares under the agreement. Please explain the extent you considered the guidance in FASB ASC 805-30- 25-6 and 8 15-40-25-10 in determining whether your obligation represents a liability with subsequent changes in the fair value recognized in earnings.

Response:

The Company reported the $450,000 in its Annual Report on Form 10-K for the year-ended October 31, 2010 as a Commitment and Contingency for the reader of the financial statements to recognize the unique situation that the Company did not have enough authorized common shares available as of October 31, 2010 to satisfy its obligation to issue common shares to Take and Bake, under the Asset Purchase Agreement dated March 2, 2010 among the Company, Take and Bake, Clarence Scott and Karen Leffler (the “Asset Purchase Agreement”).  The Company intended to issue only shares of common stock to satisfy the Asset Purchase Agreement.  The Company became obligated to issue the shares of common stock to Take and Bake at the closing of the asset purchase on March 2, 2010.  The value of 15,000,000 Fresh Harvest common shares, if issued on March 2, 2010 at the quoted market price of $0.03, would have been $450,000.

As of October 31, 2010, the quoted market price of the Company’s common stock fell to $0.01.  Since Take and Bake expected to receive $450,000 worth of the Company’s common stock on March 2, 2010, the Company believes that this decline in stock value was a key factor in Take and Bake’s dispute with the Company regarding the Company’s delay in issuing the shares of common stock contemplated by the Asset Purchase Agreement.

The Company considered the guidance in ASC 450 and determined that $450,000 was the value of the common stock that Take and Bake was to receive in accordance with the Asset Purchase Agreement, thus the Company reported the $450,000 on its balance sheet.  The Company believes that reporting the fair value of 15,000,000 shares at the balance sheet date would have disregarded the intent of the Asset Purchase Agreement and the dispute with Take and Bake.

Comment #9:

We note your response to comment nine in our letter dated April 7, 2011. Notwithstanding your assertion that the investment commitment is not a direct present or past commitment under the Asset Purchase Agreement but rather a subject of the Asset Acquisition Memorandum, we note the “required” investment in your disclosure. Given the contemporaneous negotiations that took place as part of the Agreement and the Memorandum, the investment commitment appears to be a form of contingent consideration as provided for in ASC 805-30-25.

Response:

The $500,000 is Fresh Harvest’s commitment to fund its newly formed, wholly-owned subsidiary, A.C. LaRocco, Inc. (to operate the former business of Take and Bake), with working capital.  The $500,000 is not payable to a third party and the $500,000 is not consideration to be paid to Take and Bake.  For accounting purposes, this amount is eliminated in consolidation of the financial statements.  The guidance of ASC 805 does not apply because this amount is not a contingent liability.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 55

Comment #10:

We reviewed your response to comment 13 in our letter dated April 7, 2011 and the related revisions to your filing. In the penultimate paragraph under this heading, please revise to disclose the outstanding principal amount and accrued interest, if any, as of October 31, 2010. Refer to Items 404(d) and 404(a)(5) of Regulation S-K.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K.  Please see page 56 of the Amended 10-K.

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton Parker, Esq. at (305) 539-3306.

Very truly yours,

/s/ Michael Jordan Friedman

President and Chief Executive Officer